February 28, 2007

Mail Stop 4561

Via U.S. Mail and Facsimile (207) 828-7020

Carol L. Mitchell, Esq.
Senior Executive Vice President,
  General Counsel and Corporate Secretary
TD Banknorth Inc.
Post Office Box 9540
Two Portland Square
Portland, Maine 04112-9540

> **RE: TD Banknorth Inc.**
> **Amendment Number One to Schedule 13E-3 filed on February 13, 2007**
> **File Number 005-80597**
>
> **Amendment Number One to Schedule 14A filed on February 13, 2007**
> **File Number 000-51179**

Dear Ms. Mitchell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 3. Identity and Background of Filing Person, page 2

1. We note your response to prior comment number 2; however, it is not clear from the disclosure what some individuals have done during the past five years. Please revise to describe the business experience of Irving E. Rogers, III, William E. Bennett and W. Edmund Clark for the past five years without any gaps.

Schedule 14A

Recommendations of the Special Committee and the TD Banknorth Board of Directors
and Our Position as to the Fairness of the Merger, page 28

2. Please note that the following comments also apply to the discussion under the
    heading "The Position of The Toronto-Dominion Bank and Bonn Merger CO. as
    to the Fairness of the Merger."

3. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of
    the material factors upon which the determination of fairness was made and the
    disclosure of the weight assigned to each such factor. We note that you provide
    cursory discussion of some of the factors upon which the fairness determination
    was based. A listing of the factors considered by the filing person without a
    discussion of how the factor relates to the determination is inadequate. For
    example, please describe the "current trends in the financial services industry"
    considered by the special committee and how those trends impacted the fairness
    determination. Please revise. Refer to In the Matter Meyers Parking System Inc.,
    Securities Exchange Act Release No. 26069 (September 12, 1988).

4. We note your response to prior comment 6. All of the factors listed in Instruction
    2 to Item 1014 of Regulation M-A are generally relevant to the fairness
    determination in a Rule 13e-3 transaction and should be discussed in detail. The
    revised disclosure fails to provide sufficient detail with respect to the Item 1014
    factors. For example, please quantify the recent stock prices, historical stock
    prices and net book value. Please quantify the "historical high multiple" and
    disclose the forecasted earnings per share. Please explain why the special
    committee believed the goodwill on TD Banknorth's balance sheet was not
    meaningful in the context of considering the value offered in the merger proposal.
    Please expand your disclosure to explain what consideration was given to
    liquidation value. Refer to Question and Answer No. 20 of Exchange Act Release
    No. 34-17719. (. . . "the absence of an intention to liquidate is not determinative
    of whether the discussion should address liquidation values"). In addition, we are
    unable to locate a discussion of going concern value.

5. Please quantify the prices paid by the Toronto-Dominion Bank referred to in the
    second paragraph on page 31 and clarify how those prices impacted the fairness
    determination. In addition, please explain why the special committee did not
    consider prices that could have been obtained in arms-length negotiations with
    third parties to be relevant to a determination of whether the price is fair.

The Board of Directors, page 31

6. If the board relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Please revise accordingly.

7. Please revise to separately address the board's determination as to substantive and procedural fairness. Refer to Question and Answer No. 21 of Exchange Act Release No. 34-17719.

8. We note your statement that the Class A directors considered a number of factors, "including the following material factors." Please clarify whether you have identified all material factors, both positive and negative, considered by the board. If not, please identify all such material factors.

How to Vote Your Shares, page 16

9. We note your response to prior comment number 17; however, we did not see a reply regarding the web addresses and passwords. Please revise to respond.

Proxy Card

10. We note your response to prior comment 13. Please make similar changes to the proxy card for the 401(k) Plan holders.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Timothy Geishecker at (202) 551-3422, me at (202) 551-3419 or Michael Pressman in the Office of Mergers and Acquisitions at (202) 551-3345 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel
Office of Financial Services
Division of Corporation Finance

cc: Gerard L. Hawkins, Esq.
        Elias, Matz, Tiernan & Herrick LLP
        734 Fifteenth Street, N.W.
        Washington, DC 20005